EXHIBIT 99.1

Stantec announces appointment of Martin à Porta to the Board of Directors

EDMONTON, Alberta, Nov. 24, 2020 (GLOBE NEWSWIRE) --  TSX, NYSE: STN

Stantec Inc. (“Stantec”) today announced the appointment of Martin à Porta to the Board of Directors of Stantec effective January 1, 2021.

Martin à Porta is an experienced executive and consultant with 25 years of experience working in and supporting professional services and industrial companies, including Siemens, where he worked for more than a decade in several progressively senior roles around the world. Most recently, Mr. à Porta served as the President and CEO of Pöyry Plc, an international consulting and engineering company, providing services in power generation, transmission, and distribution; forestry; biorefining and chemicals; mining and metals; infrastructure; water, and environmental services. Mr. à Porta currently provides transformation, growth, and strategic consulting services for a number of companies and serves on the board of directors of UPM Biofore, a leading forest-based bioindustry company based in Helsinki, Finland. He holds a master of science degree in engineering studies from ETH Zurich, Swiss Federal Institute of Technology.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact Tom McMillan Stantec Investor Relations Ph: 780-917-8159 tom.mcmillan@stantec.com	Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

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Design with community in mind